Exhibit (a)(10)


 [Press release]


 For Immediate Release         Contact:       Mark Fredrickson
                                              508-435-1000 (Ext. 77137)
                                              fredrickson_mark@emc.com


                       EMC COMPLETES TENDER OFFER FOR
                              SOFTWORKS, INC.

 HOPKINTON, Mass. -- January 25, 2000 -- EMC Corporation, the world's leading provider of enterprise storage systems, software and services, announced today that it has accepted for purchase and payment all shares of common stock of Softworks, Inc. that were validly tendered and not withdrawn as of 5:00 p.m. EST on January 25, 2000. Approximately 18,382,028 shares, or 99.2% of the total issued and outstanding Softworks shares, were validly tendered and not withdrawn.

 On December 21, 1999, EMC announced a definitive agreement to acquire publicly held Softworks, Inc. of Alexandria, Va., in a cash transaction. Under the agreement, EMC offered to purchase, through a cash tender offer, all outstanding shares of Softworks stock for $10 per share.

 The acquisition is expected to be completed on January 27, 2000. In connection with the merger, Softworks stockholders who did not tender their shares, and who do not seek appraisal of their shares under applicable provisions of Delaware law, will have their shares converted into the right to receive $10.00 per share net in cash upon presentation of share certificates to State Street Bank and Trust Company.

 Storage management, built around the new EMC ControlCenter framework, represents the fastest-growing portion of EMC's software business. Softworks' products are key enablers for customers in both mainframe and open systems environments and are expected to accelerate EMC's time to market in several new and emerging areas of storage management software.

 EMC Corporation, a FORTUNE 500 company based in Hopkinton, Massachusetts, is the world's technology and market leader in the rapidly growing market for intelligent enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect and share information from all major computing environments, including Unix, Windows NT, Linux and mainframe platforms. The company has offices worldwide, trades on the New York Stock Exchange under the symbol EMC, and is a component of the S&P 500 Index. For further information about EMC and its storage solutions, EMC's corporate web site can be accessed at http://www.EMC.com.

                                    ###

 EMC is a registered trademark and EMC ControlCenter is a trademark of EMC Corporation. Other trademarks are the property of their respective owners.


   This release contains "forward-looking statements." Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) component quality and availability; (ii) delays in the development of new technology and the transition to new products; (iii) competitive factors, including but not limited to pricing pressures, in the computer storage and server markets; (iv) the relative and varying rates of product price and component cost declines; (v) economic trends in various geographic markets and fluctuating currency exchange rates;
   (vi) deterioration or termination of the agreements with certain of the Company's resellers or OEMs; (vii) the uneven pattern of quarterly sales; (viii) risks associated with strategic investments and acquisitions; (ix) Year 2000 issues; and (x) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission.